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WEBZU


[Recipient]



                                                                         [Date]

Dear [Recipient],

I am pleased to inform you that the Board of Directors of the Company have agreed to issue you with options to acquire _____ shares of common stock in MSU Corporation at a price of $____, being today's closing price.

__% of these options will be fully exercisable from _________________ with the balance being exercisable from _________________. Exercisability will be dependent on you continuing to be in the employment of the Company (and not working a notice period for whatever reason). The options will lapse if not exercised on or before _________________. A more detailed note explaining the process involved in exercising will be circulated shortly.

The next year promises to provide an exciting period in the company's history. May I take this opportunity to thank you for your support over the last few months and wish you all the best as we embark on the challenges ahead.

Kind regards


Darran

Darran Evans